UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No.   )*

STAR BULK CARRIERS CORP
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

Y8162K121
(CUSIP Number)

September 16, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8162K121	SCHEDULE 13G	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Excel Maritime Carriers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Liberia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,377,407
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,377,407
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,377,407
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.4% (1)
12	TYPE OF REPORTING PERSON OO

(1)	Based on 100,144,218 shares issued and outstanding as of November 6, 2014.

CUSIP No. Y8162K121	SCHEDULE 13G	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Excel Maritime Holding Company LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 16,377,407
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 16,377,407
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,377,407
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.4%
12	TYPE OF REPORTING PERSON HC

CUSIP No. Y8162K121	SCHEDULE 13G	Page 4 of 7

Item 1(a)	Name of Issuer:

The name of the issuer is Star Bulk Carriers Corp (the “Company”).

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Company’s principal executive offices are located at 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece.

Item 2(a)	Name of Person Filing:

This statement is filed by Excel Maritime Carriers LLC, a company organized under the laws of Liberia (“Excel”) and Excel Maritime Holding Company LLC, a company organized under the laws of the Marshall Islands (“Excel Holdings” and, together with Excel, the “Reporting Persons” and each, a “Reporting Person”).  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b)	Address or Principal Business Office:

The address of the business office of Excel is Par La Ville Place, 14 Par La Ville Road, Hamilton HM JX Bermuda.

The address of the business office of Excel Holdings is c/o The Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Republic of the Marshall Islands MH 96960.

Item 2(c)	Citizenship:

Excel is organized under the laws of Liberia. Excel Holdings is organized under the laws of the Marshall Islands.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e)	CUSIP Number:

Y8162K121

CUSIP No. Y8162K121	SCHEDULE 13G	Page 5 of 7

Item 3	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

Item 4	Ownership:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 100,144,218 shares of Common Stock issued and outstanding as of November 6, 2014. The percentages and amounts shown below are for each Reporting Person.

(a)	Amount beneficially owned: 16,377,407

(b)	Percent of class: 16.4%

(c)	(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 16,377,407

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 16,377,407

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Excel expects to distribute the shares of Common Stock it owns to Excel Holdings, which will then distribute the shares of Common Stock to its equityholders, which include entities affiliated with Oaktree Capital Management, L.P. and entities affiliated with Angelo, Gordon & Co.

CUSIP No. Y8162K121	SCHEDULE 13G	Page 6 of 7

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. Y8162K121	SCHEDULE 13G	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2014

EXCEL MARITIME CARRIERS LLC

By:	/s/ Pavlos Kanellopoulos
Name:	Pavlos Kanellopoulos
Title:	Chief Financial Officer

EXCEL MARITIME HOLDING COMPANY LLC

By:	/s/ Pavlos Kanellopoulos
Name:	Pavlos Kanellopoulos
Title:	Chief Financial Officer